AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

02055484

9 October 2002

02 OCT 22 AM 9:18

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 8 October 2002, Re: Extraordinary General Meeting - Proposed disposal by Amsteel Securities (M) Sdn. Bhd., an 83.78% owned subsidiary of Datavest Sdn. Bhd., which is in turn a wholly-owned subsidiary of Amsteel Corporation Berhad, to Affin-UOB Securities Sdn. Bhd. of its stock broking business and certain assets for a total cash consideration of RM42,253,000 for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

CHAN POH LAN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 10/28

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL** on **08-10-2002 05:53:56 PM**
Submitted by **AMSTEEL** on **08-10-2002 06:00:45 PM**
Reference No **AA-021008-650DD**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **AMSTEEL CORPORATION BERHAD**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **CHAN POH LAN**
*	Designation	: **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
EXTRAORDINARY GENERAL MEETING

* **Contents :-**

We are pleased to announce that the shareholders of the Company have approved the following ordinary resolution at the Extraordinary General Meeting of the Company held on 8 October 2002 :

PROPOSED DISPOSAL BY AMSTEEL SECURITIES (M) SDN. BHD., AN 83.78% OWNED SUBSIDIARY OF DATAVEST SDN. BHD., WHICH IS IN TURN A WHOLLY-OWNED SUBSIDIARY OF AMSTEEL CORPORATION BERHAD ("AMSTEEL" OR THE "COMPANY"), TO AFFIN-UOB SECURITIES SDN. BHD. OF ITS STOCK BROKING BUSINESS AND CERTAIN ASSETS FOR A TOTAL CASH CONSIDERATION OF RM42,253,000

THAT subject to the approvals of the relevant authorities, approval be and is hereby given to Amsteel Securities (M) Sdn. Bhd. ("AMS"), an 83.78% owned subsidiary of Datavest Sdn. Bhd. which is in turn a wholly-owned subsidiary of the Company, to dispose of the following to Affin-UOB Securities Sdn. Bhd. for a total cash consideration of RM42,253,000 ("Proposed Disposal"):

(i) its stock broking business, including the Dealer's Licence of AMS and all activities that have been approved by the Securities Commission including goodwill, clients of AMS and its subsidiaries with trading accounts ("Clients"), all lists, data and particulars of Clients, sales records, correspondence, statements and all other documents and manuals maintained by AMS relating to the business ("Business"), for a cash consideration of RM40,000,000; and

(ii) the rights, interest and assets utilised for the operation or management of the Business which includes the entire equity interest in Amsteel Equity Nominees (Asing) Sdn. Bhd. and Amsteel Equity Nominees (Tempatan) Sdn. Bhd. and certain fixed assets of AMS as described in paragraph 4.3 of the Circular to Shareholders dated 23 September 2002 for a cash consideration of RM2,253,000

AND THAT the Directors of the Company be and are hereby authorised to do all such acts and things as may be necessary to give effect to and complete the Proposed Disposal, with full power to assent to any condition, modification, variation and/or amendment as may be necessary or required by the relevant authorities.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

- 8 OCT 2002

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

8 OCT 2002